UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release re TAT Technologies Reports an Offer Made by Isal to Negotiate a Potential Reorganization in Isal's Group

TAT Technologies Reports an Offer Made by Isal to Negotiate a Potential Reorganization in
Isal's Group

GEDERA, Israel, Tuesday, February 21, 2012 --- TAT Technologies Ltd. (NASDAQ: TATT – News, hereinafter: TAT/the Company), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today that it has received an offer from Isal Amlat Investments (1993) Ltd. ("Isal"), its indirect controlling shareholder, to negotiate a potential re-organization of Isal and its subsidiaries (collectively, the "Group"), for the consolidation of the Group's industrial activity in the metal segment (the "Metal Business") with the Company's activity in the aviation market (the "Reorganization"), by way of a purchase by the Company of the Metal Business, according to the following general scheme (the "Plan") - KMN Industries (K.M.N) Ltd., an Israeli company controlled by Isal, shall transfer to the Company its entire holdings in the following companies, representing the Metal Business: (i) 80% of the issued and outstanding share capital of Avigdor Isal Industries Ltd. ("Avigdor"); (ii) 100% of the issued and outstanding share capital of Haglil Industries R.S. Ltd. ("Hagalil"); (iii) 100% of the issued and outstanding share capital of A.G.M. Tefen Ltd. ("AGM"); and (iv) 84% of the issued and outstanding share capital of Finkelstein Metals Ltd. ("Finkelstein").

Finkelstein is a manufacturer of continuous cast alloy and extrusion alloys made of bronze, aluminum bronze and special brass. Hagalil specializes in the manufacturing of precision rubber and metal rollers for various industries and sectors. Avigdor operates in metal working, having professional capabilities and a wide range of state of the art equipment. AGM specializes in all type of metal working including assembly and final assembly.

Isal indicated in its offer that it believes that the Plan may contribute to the business of TAT due, inter alia, to operational synergies and the exploitation of the technological capabilities of the Metal Business for the expansion of the current business of the Company in the aviation and defense markets.

Isal is in the process of preparing a detailed structure and terms of the Plan and will approach the Company with an updated and detailed offer.

In connection with the above, the Company's board of directors designated the Company's audit committee as an independent committee (the "Committee") for the purpose of examining Isal's offer. The Committee was authorized to (i) examine the Plan and the detailed structure and terms of the Plan and to decide whether or not to accept Isal's offer to negotiate, (ii) negotiate with Isal regarding the terms of such transaction (including its consideration), (iii) decide, whether or not to approve the transaction, and (vi) retain external consultants (including legal counsel and financial advisors) to represent it.

The determination of whether to proceed with the transaction, and, if so, the structure of the transaction, as well as the negotiation of the transaction agreements and the consummation of the transaction is subject to negotiations between the Committee and Isal regarding the terms of such transaction, signing of a definitive agreement, receipt of required approvals, including the approval of the necessary organs of the Company in accordance with applicable law,  the approval of certain creditors and additional approvals, as may be required under and applicable law or contract.

There is no certainty that the Plan will be executed or, if executed, what that ultimate terms will be.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 30.3% of the equity of First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:www.tat-technologies.com

Contact:

Mr. Yaron Shalem

CFO TAT Technologies.

Tel: 972-8-8268500

yarons@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)
By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: February 21, 2012